CONSENT OF BRS ENGINEERING

The undersigned hereby consents to:

(i) the filing of the written disclosure (the “Technical Disclosure”) regarding (a) the technical report entitled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study, National Instrument 43-101 Technical Report” dated April 13, 2012, and (b) the technical report entitled “Juniper Ridge Uranium Project, Carbon County, Wyoming, USA” dated January 27, 2014, contained in the Annual Information Form for the period ended December 31, 2014 (the “AIF”) of Energy Fuels Inc. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2014, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission (the “SEC”);

(ii) the incorporation by reference of such Technical Disclosure in the 40-F and the AIF into the Company’s Form S-8 Registration Statement (File No. 333-194900), filed with the SEC, and any amendments thereto (the “S-8”);

(iii) the incorporation by reference of such Technical Disclosure in the AIF into the Company’s Form F-10 Registration Statement (File No. 333-194916), filed with the SEC, and any amendments thereto (the “F-10”); and

(iv) the use of our name in the AIF, the F-10, the 40-F and the S-8.

BRS ENGINEERING /s/ Douglas Beahm
Name: Douglas Beahm
Title: President BRS Inc.

Date: March 19, 2015